March 20, 2003

05-2003

Page # of 2

[WESTERN COPPER HOLDINGS LIMITED LETTERHEAD]

NEWS RELEASE

March 20, 2003                                 Trading Symbol:  WTC:TSX

                                                           WTZ:AMEX

WESTERN'S PEÑASQUITO PROPERTY CONFIRMED

AS ONE OF THE WORLD'S LARGEST SILVER RESOURCES

VANCOUVER, British Columbia, March 20, 2003 -- Resource estimates carried out for the Chile Colorado Zone of Western Copper Holdings Limited's wholly owned Peñasquito silver-gold-lead-zinc property located in Zacatecas State, Mexico, establish the property as one of the world's largest silver resources.

In an independent mineral resource estimate completed by SNC Lavalin Engineers and Constructors Inc. (“SNC Lavalin”), the Chile Colorado Zone is estimated to contain an indicated in-situ  mineral resource of 118 million tonnes grading 41.85 grams per tonne silver, 0.36 grams per tonne gold, 0.38% lead and 0.89% zinc assuming a US$4.00 per tonne Net Smelter Return (NSR) cutoff. Based on SNC Lavalin’s calculations, Western Copper estimates that the deposit contains the following amounts of in-situ metals: 158.8 million ounces of silver, 1.36 million ounces of gold, 988.8 million pounds of lead and 2.3 billion pounds of zinc.

An additional 58.6 million tonnes grading 28.98 grams per tonne silver, 0.31 grams per tonne gold, 0.24% lead and 0.69% zinc using the sameUS$4.00 per tonne NSR cutoff is inferred and represents a further 54.6 million ounces of silver, 584 thousand ounces of gold, 310 million pounds of lead and 891 million pounds of zinc.

The higher grade core of the deposit above a US$10.00 per tonne NSR cutoff contains an indicated mineral resource of 40.6 million tonnes averaging 73 g/t silver, 0.54 g/t gold, 0.60% lead and 1.44% zinc and in-situ metal content of 95.3 million ounces of silver, 705,000 ounces of gold, 537 million pounds of lead and 1.3 billion pounds of zinc.

The lower metal grades of inferred resources in part reflect the larger search radius (90 meters from a drill hole compared to 60 meters for indicated resources) and may be expected to increase as a result of in-fill drilling.

The Chile Colorado zone remains open to the southwest, northwest, east and below a depth of 300 meters. The potential for additional discoveries is excellent both in close proximity to the Outcrop and Azul breccias and outlying portions of Western Copper’s large land block.

The Peñasquito project is an intrusive related silver-gold-zinc-lead mineral system located in the Concepción del Oro District in the northeastern corner of Zacatecas State, Mexico. A total of 142 rotary and core holes (51,743 meters) have been drilled at Peñasquito since 1994, including 48 holes (20,462 meters) by Western during 2002.  SNC Lavalin completed the mineral resource estimate on the Chile Colorado deposit based on all data available before February 28, 2003. The mineral resource estimate is classified according to the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resource and Reserves, Definitions and Guidelines, as required by National Instrument 43-101.

The NSR values reflect the value of the metals recovered after smelting charges and transportation costs are subtracted.  The base metal prices (US$) used for NSR values are $5.00 per ounce silver, $325.00 per ounce gold, $0.23 per pound lead and $0.45 per pound zinc. The mill recoveries, metal distribution, smelting and transportation charges used by SNC Lavalin are conservative estimates provided by Western Copper based on best available information and will be refined and updated for an upcoming Scoping Study.

Diamond drilling is ongoing to better define the Chile Colorado Zone and to test other high priority targets. Detailed gravity surveying is also in progress to define subtle gravity features that may be related to sulfide mineralization.

Pilot plant testing of Chile Colorado mineralization, to determine its amenability to heavy media separation (HMS) pre-concentration, will be performed by Mountain States R & D International during the second quarter of 2003. The results will be incorporated into a Scoping Study which is currently in progress.

For purposes of National Instrument 43-101, Dr. Thomas Patton is the qualified person responsible for the geologic content of the news release. Zofia Ashby, P. Eng. and Wesley Hanson, P. Geo. are the qualified persons named in the SNC Lavalin report.  Readers are encouraged to review the entire report which will be available next week on the Company’s website at www.westerncopper.com. and with the Company’s filings at www.sedar.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 “Dale Corman”

Dale Corman

Chairman and Chief Executive Officer

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission

Peñasquito Project

Chile Colorado Deposit

Indicated Mineral Resource Estimate

Type	Above Cut-Off ($/t NSR)	Tonnage (1000t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)

Total	4.00	117,916	41.85	0.36	0.38	0.89
Total	10.00	40,603	72.84	0.54	0.60	1.44
Sulfide	4.00	110,073	42.92	0.36	0.37	0.92
Sulfide	10.00	39,807	73.04	0.54	0.59	1.45
Oxide	4.00	7,843	26.79	0.30	0.51	0.46
Oxide	10.00	796	62.61	0.50	1.16	0.95

Inferred Mineral Resource Estimate

Type	Above Cut-Off ($/t NSR)	Tonnage (1000t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)

Total	4.00	58,605	28.98	0.31	0.24	0.69
Total	10.00	9,107	51.46	0.55	0.34	1.13
Sulfide	4.00	57,321	29.11	0.31	0.23	0.70
Sulfide	10.00	9,074	51.52	0.55	0.34	1.13
Oxide	4.00	1,284	23.35	0.26	0.59	0.36
Oxide	10.00	33	35.72	0.79	0.45	0.51